EXHIBIT 99.3

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	16:30 15-Jun-07
Number	4817Y
  RNS Number:4817Y
Wolseley PLC
15 June 2007
Wolseley plc hereby confirms the following share purchases made under the dividend reinvestment arrangements for shares held in ADRs under the US Employee Share Purchase Plan of which notification was received from the Plan administrator today:

Executive Directors/Persons Discharging	No. of ADRs	Purchase price
Managerial Responsibilities	purchased	per ADR in US$

Fenton N Hord	10.6425	25.4765
Claude A S Hornsby	10.6425	25.4765
Robert H Marchbank	10.6467	25.4765
Frank W Roach	10.6490	25.4765
Larry J Stoddard	10.6551	25.4765
The directors’/PDMRs’ beneficial holdings have each been respectively increased as a result of these purchases.
Note: One ADR (American Depositary Receipt) comprises one ordinary share of 25p each in the capital of Wolseley plc. ADRs are traded on the New York Stock
Exchange.
FURTHER INFORMATION:
Wolseley plc
Tel: 0118 929 8700
Guy Stainer — Head of Investor Relations
Charles Watters — Interim Group Company Secretary and Counsel
This information is provided by RNS
The company news service from the London Stock Exchange
END